State Street Bank and Trust Company
P.O. Box 5049
Boston, MA 02206-5049

April 14, 2005

VIA EDGAR

Larry Greene
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE:	streetTRACKS® Series Trust (the “Trust”) (File Nos.: 333-57793, 811-08839)

Mr. Greene:

On behalf of the above referenced Trust, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a definitive copy of the Notice and Proxy Statement which was sent to shareholders in connection with the Special Meeting of shareholders of the of the FORTUNE 500® Fund (the “Fund), a series portfolio of the Trust, to be held on June 10, 2005. The close of business on April 7, 2005 was the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournments thereof. The meeting will be held for the following purposes:

1.	To approve or disapprove a change to the investment objective of the Fund.

2.	To transact such other business as may properly come before the meeting or any adjournments thereof.

Pursuant to Rule 14a-6(i)(2) of the 1934 Act, no fee is required for this filing.

In addition this letter serves to respond to the comments delivered by Larry Greene of the SEC staff on Monday, April 11, 2005. The Trust acknowledges the Securities and Exchange Commission’s (“SEC”) press release, dated June 24, 2004 (“Press Release”), in which the SEC announced that, in connection with any filing upon which comments are provided to the registrant by the SEC staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

Mr. Greene
Securities and Exchange Commission
April 14, 2005

Comment 1:
Please explain the language on page 4 regarding the Fund’s strategy: “SSgA FM will continue to use an ‘‘indexing’’ investment approach, to attempt to replicate, before expenses, the total return performance of the DJW Index.”

Response:	This language is included to ensure investors understand that there is no proposed change to the index nature of the Fund.

Comment 2:	Please explain the language on page 4 regarding diversification.

Response:	If the proposal 1 is approved by shareholders, the Fund will continue to be considered a non-diversified fund.

Comment 3:	Please be reminded to exclude any account information with respect to the principal ownership information.

Response:	We will ensure that no account identification information for any principal owners will appear in the proxy statement.

Comment 4:	Please include language which explains how broker non-votes will be voted if there is a motion to adjourn the meeting.

Response:	We will include language which explains how broker non-votes will be voted if there is a motion to adjourn the meeting.

Comment 5:	Please add language to the proxy card giving further detail to the proposal.

Response:	We will amend the proxy card to set forth further detail regarding the proposal.

If you have any questions concerning this filing, you may contact me at (617) 662-3966.

Very truly yours,

/s/ Scott M. Zoltowski
Scott M. Zoltowski
Vice President and Counsel